1690 South Congress Ave., Suite 200
Delray Beach, FL 33445

December 27, 2011

VIA Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PositiveID Corporation Withdrawal of Registration Statement on Form S-1 File Number: 333-176545

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PositiveID Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-176545), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 29, 2011 and has not yet been declared effective.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The selling shareholders named in the Registration Statement no longer intend to proceed with the sale of securities under the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Holland & Knight LLP, 515 East Las Olas Blvd., Suite 1200, Fort Lauderdale, Florida 33301. If you have any questions with respect to this matter, please contact Tammy Knight at (954) 468-7939.

561.805.8008 • www.positiveidcorp.com • OTCBB:PSID